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Re:	Amendment No. 1 to Registration Statement on Form S-4 of TechnipFMC Limited, Filed September 19, 2016 (File No. 333-213067)

Dear Mr. Schwall:

On behalf of TechnipFMC Limited (“Topco”), FMC Technologies, Inc. (“FMCTI”) and Technip S.A. (“Technip” and, together with Topco and FMCTI, the “Subject Companies”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Natural Resources (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 5, 2016, related to Amendment No. 1 to the Registration Statement on Form S-4 of Topco referred to above (the “Registration Statement”), filed on September 19, 2016.

Topco has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement as filed on September 19, 2016.

For your convenience, we have repeated each comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

October 11, 2016

Staff Comments

Risk Factors, page 42

Technip’s prior work in Iran related to certain past project may be subject to U.S. sanctions…, page 71

1.	We note your response to prior comment 2. We are aware of a May 2016 news article reporting that Iran’s Arya Sasol Polymer Company plans to debottleneck its ethane cracker to raise capacity, that the project has already started under license with Technip, and that it should be completed by the end of 2017. It is not clear to us that this activity is captured by your response. Please clarify, and/or discuss this activity and any other activity within the purview of the prior comment but not captured by the response.

Response:

Technip confirms that neither it nor any of its subsidiaries has entered into a contract with or commenced a project for Arya Sasol Polymer Company (“Arya Sasol”) to debottleneck its ethane cracker. A non-U.S. subsidiary of Technip is discussing with Arya Sasol the possibility of conducting a feasibility study for the debottlenecking of Arya Sasol’s existing olefin complex. The feasibility study, if conducted, would have an approximate value of €250,000. As required by its sanctions compliance policy and processes discussed in Technip’s response to prior comment 2, Technip is performing due diligence on Arya Sasol. The Technip subsidiary is not permitted to enter into a contract with Arya Sasol until the satisfactory completion of such due diligence.

Technip wishes to provide an update regarding a prospective contract referenced in its prior response 2 (which is separate and unrelated to the potential Arya Sasol project described above). The prior response stated:

Also, a non-U.S. subsidiary of Technip expects to enter into a contract in the near future for a feasibility study with respect to the revamping of an olefins plant in Iran. The owner of the plant is not on the SDN List, and to Technip’s knowledge, based on its due diligence, neither the plant nor the owner of the plant is owned or controlled by the Government of Iran. The feasibility study, for which payment will not be denominated in U.S. dollars, will be worth €250,000.

Technip confirms that on September 29, 2016, its non-U.S. subsidiary entered into such contract to conduct the referenced feasibility study.

October 11, 2016

The Industry in Which Technip Operates, page 131

Market Environment, page 131

2.	In your response to prior comment 9, you state that your disclosure that the IEA expects by the end of 2018 oil and gas companies will restart their investments due to the natural depletion of their production is supported by page 3 of the IEA’s World Energy Outlook 2015- Executive Summary. However, we could not locate in the IEA Executive Summary any reference to “2018” or other support for this statement that you attribute to the IEA. Please remove this reference or provide additional support.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in the section entitled “Business of Technip and Certain Information about Technip—The Industry in Which Technip Operates—Market Environment” on page 132 to remove the reference to the IEA.

FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board, page 183

3.	You state in response to prior comment 13 that FMCTI management is responsible for evaluation of the Onshore/Offshore business segment, and that you revised your disclosure to remove the reference to the consultant. However, you still disclose that the evaluation, while organized by FMCTI’s management, was performed by an expert consultant. Therefore, we re-issue prior comment 13.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in the section entitled “The Mergers—Background of the Mergers” on page 186 to remove the reference to the consultant.

Opinion of Evercore as Financial Advisor to FMCTI, page 188

4.	We note that additional detail and tabular information appears in the board books you provided in response to prior comment 11. As appropriate, please expand the summary to provide pertinent data or details, such as the tabular disclosure that is included in the following analyses in Evercore’s May 18, 2016 presentation, but not provided in the proxy statement / prospectus disclosure:

•	Summary of Publicly Traded Companies Analysis – Aggregate (page 25);

•	Research Analyst Price Target Analysis (page 29), and

•	Contribution Analysis (page 30).

Response:

In response to the Staff’s comment, we have revised the section entitled “The Mergers—Opinion of Evercore as Financial Advisor to FMCTI” on pages 194 – 203 to expand the summary to provide additional pertinent information.

October 11, 2016

5.	Similarly, please disclose the size of the entities chosen as “comparable” for the two summarized “selected publicly traded companies analyses.” We note the information that appears in Evercore’s May 18, 2016 presentation at pages 23-24 and 26-27 in that regard. See prior comment 15. Please also expand your summary to provide the information you included in your supplemental response to prior comment 16.

Response:

In response to the Staff’s comment, we have revised the section entitled “The Mergers—Opinion of Evercore as Financial Advisor to FMCTI” on pages 194 – 203.

FMCTI Management Unaudited Forward-Looking Financial Information for Technip, page 206

6.	We note your response to prior comment 12. However, reference to Evercore’s May 18, 2016 presentation suggests that net income projections for Technip were provided and used in certain analyses, for example in the contribution analysis provided to the board for informational purposes. Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances. See Item 10(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the section entitled “The Mergers—FMCTI Unaudited Forward-Looking Financial Information—FMCTI Management Unaudited Forward-Looking Financial Information for Technip” on page 208.

Board of Directors and Management of Topco Following Completion of the Mergers, page 230

7.	We note your response to prior comment 20. Please advise how you will notify those voting regarding the identities (and required disclosures) of those who will be serving in these capacities, and also revise to explain any potential issues, such as taking any necessary corporate action, if for whatever reason an insufficient number will be serving immediately after closing of the Mergers.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Subject Companies intend to designate the remaining Topco directors, members of the committees of the Topco board of directors and executive officers in the period after the request for effectiveness of the Registration Statement is submitted and prior to closing of the Mergers. Furthermore, the Subject Companies hereby confirm that, once they designate such individuals, Topco will comply with its obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and notify investors of the identities of such individuals (and provide any related disclosure required by Item 401 of Regulation S-K) by means of either (i) a current report filed on Form 8-K pursuant to Section 13 of the Exchange Act or (ii) a written communication filed pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and to be deemed filed pursuant to Rule 14a-2 under the Exchange Act, as required.

October 11, 2016

Material U.K. Tax Considerations, page 284

8.	We note your response to prior comment 22, in which we asked for additional clarity with regard to the tax consequences for U.S. holders of FMCTI shares. If the discussion which you provide in this section only applies to full-time U.K. residents/non-U.S. holders, please revise the caption to make this clear.

Response:

In response to the Staff’s comment, we have revised the relevant disclosures under the section entitled “Material U.K. Tax Considerations” on page 286.

Annexes B and C-1 (Opinions of Evercore and Rothschild)

9.	We note your response to prior comment 23, but we note that disclaimer language which could cause doubt regarding the right of investors to rely on the opinion remains. Please revise accordingly.

Response:

In response to the Staff’s comment, we have revised the sections entitled “Summary—Opinion of Evercore as Financial Advisor to FMCTI” and “The Mergers—Opinion of Evercore as Financial Advisor to FMCTI” on pages 26 and 190, respectively, to confirm that Evercore has consented to the use of its opinion in connection with the solicitation of any stockholder votes required to approve the transactions contemplated by the Business Combination Agreement. Related changes have also been made to Exhibits 99.1, 99.2 and 99.3.

October 11, 2016

*    *    *    *

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch of Latham & Watkins LLP

cc:	Tore Halvorsen, TechnipFMC Limited